Exhibit 99.1

EXECUTIVE

August 27, 2004		Gold Fields Limited
Reg. 1968/004880/06
IAMGOLD Corporation		24 St Andrews Road
220 Bay Street, 5th Floor		Parktown, 2193
Toronto, Ontario
M5J 2W4		Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Attention:	Larry Phillips	Tel +27 11 644-2400
	Vice President, Corporate Affairs	Dir +27 11 644-2502
	and Corporate Secretary	Fax +27 11 484-0590
www.goldfields.ca.za

Dear Sirs:

Re:	Letter Agreement Between Gold Fields Limited
and IAMGOLD Corporation

We refer to the letter agreement dated August 11, 2004 (the "Letter Agreement") between Gold Fields Limited and IAMGOLD Corporation. Capitalized terms used and not otherwise defined herein have the meanings given to them in the Letter Agreement.

The parties desire to amend certain of the dates set out in the Letter Agreement to permit certain disclosure and other requirements of applicable securities regulators to be fulfilled on a timely basis.
Accordingly, this letter confirms our mutual agreement as follows:

1.	Definitive Agreement Deadline. The Definitive Agreement Deadline is hereby extended to September 30, 2004.

2.	Shareholder Meeting Date. References in paragraphs 6(c) and 7(c) of the Letter Agreement to November 19, 2004 are hereby replaced with references to December 1, 2004.

3.	Completion Date. Paragraph 11 of the Letter Agreement is hereby deleted in its entirety and replaced with the following:

"IAMGOLD and Gold Fields shall use their commercially reasonable efforts to complete the Transaction by December 8, 2004 (provided that IAMGOLD or Gold Fields shall be entitled at any time and from time to time to unilaterally extend the date by which the Transaction is to be completed to a date not later than December 31, 2004, with the date by which the Transaction is to be completed being the "Completion Date"). For greater certainty, in the event that the Transaction has not been completed by December 31, 2004, each of IAMGOLD and Gold Fields shall be entitled to terminate this agreement."

The Letter Agreement shall in all other respects remain in full force and effect.

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), G J Gerwel, N J Holland† (Chief Financial Officer), K Ansah+, J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson *Canadian, †British, ‡American, + Ghanaian Company Secretary: C Farrel

We would appreciate it if you would indicate your agreement with the foregoing by signing this letter where indicated below and returning a copy of the signed letter to Gold Fields by 11:59 p.m. (Toronto time) today.

Yours truly,

GOLD FIELDS LIMITED

By:	"signed" Ian D. Cockerill

Ian D. Cockerill
Chief Executive Officer

Agreed to as of this 27th day of August, 2004.

IAMGOLD CORPORATION

By:	"signed" Larry Phillips

Larry Phillips
Vice President, Corporate Affairs and Corporate Secretary